UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-39684

CI Financial Corp.
(Translation of registrant’s name into English)

2 Queen Street East Twentieth Floor Toronto, Ontario, Canada M5C 3G7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Second Amendment to Credit Agreement, dated November 7, 2022, among CI Financial Corp., The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and National Bank of Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Corp.
(Registrant)

Date: November 23, 2022	By:	/s/ Edward Kelterborn
Name: Edward Kelterborn
Title: Chief Legal Officer

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